200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Russell Investment Funds Proxy Statement on Schedule 14A

Dear Mr. Oh:

Pursuant to your request, this letter responds to comments you provided to me in a telephonic discussion on June 15, 2007 regarding the Proxy Statement on Schedule 14A for Russell Investment Funds (the “Proxy Statement”). A preliminary version of the Proxy Statement was filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2007, and a definitive version of the Proxy Statement was filed with the SEC on July 26, 2007.

Please also find below our supplemental responses to your questions and comments. The responses correspond to the comments and questions given orally on June 15, 2007. Where appropriate, we have summarized your questions. Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Proxy Statement.

Response to Comments

1.	Comment: Please provide the disclosure required by Item 4(a)(3) of Schedule 14A with respect to Computershare Fund Services.

Response: Please note that there are no solicitation costs for Russell Investment Funds with respect to this proxy solicitation.

2.	Comment: Please note the references to proxy or voting instruction card. Please clarify whether these are separate documents or one in the same.

Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley   Washington DC  Brussels  London  Luxembourg  Munich Paris

Response: Please note that while the proxy card and the voting instruction card contain materially the same information, the proxy card will be sent to Insurance Companies, while the voting instruction card will be sent directly to Contract Owners. Please note the following disclosure in the Question & Answer section:

“Contract Owners may instruct their Insurance Company how to vote shares of the Funds attributable to their Variable Contract or Variable Policy in writing, by executing the enclosed voting instruction card and returning it in the envelope provided or via telephone or the Internet as described in the voting instruction card.”

3.	Comment: Please define the term “Accounts” as it appears in the Answer section of the fourth Question & Answer.

Response: In response to this comment, the term “Accounts” as it appears in the Answer section of the fourth Question & Answer has been changed to “1940 Act Separate Accounts”.

4.	Comment: Please confirm compliance with paragraph (a) of Item 5 of Schedule 14A.

Response: We can confirm compliance with paragraph (a) of Item 5 of Schedule 14A.

5.	Comment: In the table with the information about trustees and officers, please provide each individual’s age, not birthdate, as required by Item 22(b)(1) of Schedule 14A.

Response: We believe that the current disclosure is sufficient to comply with Item 22(b)(1) of Schedule 14A, and therefore respectfully decline to make the requested change.

6.	Comment: In the Trustee Compensation Table, please confirm the accuracy of the absence of compensation disclosure for the three highest paid officers, as required by Item 22(b)(13) of Schedule 14A.

Response: We can confirm the accuracy of the absence of compensation disclosure for the three highest paid officers.

7.	Comment: In the heading for the table setting forth the equity securities beneficially owned by the trustees, please reconcile the date with the date in the introductory sentence.

Response: The requested change has been made.

8.

a.	Comment: On page 11, please revise the first sentence to comply with Item 407(f) of Regulation S-K, as required by Item 22(b)(15) of Schedule 14A.

Response: We believe that the current disclosure is sufficient to comply with Item 407(f) of Regulation S-K, as required by Item 22(b)(15) of Schedule 14A, and therefore we respectfully decline to make the requested change.

b.	Comment: On page 11, please include disclosure that complies with Item 407(c)(2)(iii) of Regulation S-K, as required by Item 22(b)(15)(ii)(A).

Response: Please note the following disclosure in the “Board Meetings, Committees and Other Related Matters” section:

“The Committee will not consider nominees recommended by Shareholders of the Funds.”

We believe that the current disclosure is responsive to Item 407(c)(2)(iii) of Regulation S-K, as required by Item 22(b)(15)(ii)(A), and therefore we respectfully decline to make additional disclosure.

b.(1).	Comment: Please disclose the process for identifying and nominating directors, as required by Item 407(c)(2)(vi) of Regulation S-K, as required by Item 22(b)(15)(ii)(A) of Schedule 14A.

Response: In response to this comment, the following language has been added to the Proxy Statement:

“When seeking to fill vacancies on the Board or adding Trustees to the then existing membership, the Nominating and Governance Committee identifies potential nominees through its network of contacts, and may also engage, if it deems appropriate, a professional search firm. The Nominating and Governance Committee meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote to recommend to the full Board for its consideration.”

b.(2).	Comment: Please provide the information for Greg Stark required by Item 407(c)(2)(vii) of Regulation S-K, as required by Item 22(b)(15)(ii)(A) of Schedule 14A.

Response: Greg Stark is an executive officer, and Item 407(c)(2)(vii) of Regulation S-K excepts nominees who are executive officers. We therefore respectfully decline to make the requested change.

9.	Comment: With respect to each proposal, please confirm that the vote required to approve each proposal complies with the relevant state and federal securities laws.

Response: We can confirm that the vote required to approve each proposal complies with the relevant state and federal securities laws.

a.	Comment: Please clarify the process by which nominees are elected, as explained in the fourth paragraph of the Required Vote heading of proposal 1.

Response: We believe that the current disclosure is sufficiently clear, and therefore respectfully decline to make the requested change.

10.	Comment: Please clarify the use of terminology and number with respect to proposal 2.

Response: In response to this comment, the language of the Amendment to the Master Trust Agreement has been revised such that the title of subsection 4.2(d) is now “Liquidation and Termination.”

a.	Comment: Please highlight the differences between the original and amended language of the Master Trust Agreement. Please note the impact, both positive and negative, of the changes on shareholders.

Response: In response to this comment, we have provided in the Proxy Statement a marked version of the relevant provisions of the Master Trust Agreement, indicating the proposed changes. We believe that the current disclosure concerning the impact, both positive and negative, of the changes on shareholders, is sufficient. We therefore respectfully decline to make the requested disclosure.

11.	Comment: With regard to Proposal 3, please highlight the differences between the original and amended language of the Master Trust Agreement. Please note the impact, both positive and negative, of the changes on shareholders.

Response: In response to this comment, we have provided in the Proxy Statement a marked version of the relevant provisions of the Master Trust Agreement, indicating the proposed changes. In addition, the following language has been added to the discussion section of Proposal 3:

“To the extent that the Board of Trustees approves the reorganization of a Fund with another Fund that has different investment strategies or risks, Shareholders will be subject to those different investment strategies or risks. The nature of such risks will depend on the Fund(s) being reorganized. Additionally, the reorganization of a Fund may have tax ramifications for Shareholders. However, the Board of Trustees operates under a fiduciary duty to act in Shareholders’ best interests, and will only approve a reorganization if it finds that the reorganization is in Shareholders’ best interests.”

12.	Comment: In the Voting Procedures section, please reconcile the second and third paragraphs with the fifth Answer in the Questions & Answers section.

Response: The requested change has been made.

13.	Comment: Given the date of the proxy statement, please revise the dates of the annual and semi-annual reports accordingly.

Response: In response to this comment, the language of the Annual and Semi-Annual Reports section of the Proxy Statement has been amended to read as follows:

“The Funds’ most recent audited financial statements and Annual Report, for the fiscal year ended December 31, 2006 has been previously mailed to Shareholders, and the Funds’ Semi-Annual Report for the period ended June 30, 2007 will be mailed to Shareholders when it is available. Both Reports are available free of charge. If you have not received one of these Reports for the Fund(s), or would like to receive additional copies, free of charge, please contact your Insurance Company.”

14.	Comment: Please provide the disclosure required by Item 23 of Schedule 14A, if applicable.

Response: In response to this comment, we have added a section entitled “Householding” to the Proxy Statement.

15.	Comment: Please file the “Tandy” representation letter via EDGAR correspondence.

Response: The requested representations will be made.

16.	Comment: Please file a copy of the response letter relating to the Russell Investment Company (“RIC”) preliminary 14A filing. Please make all appropriate corresponding changes requested for the RIC 14A filing to the Russell Investment Funds 14A filing.

Response: The requested action has been taken.

Please contact the undersigned at 617.728.7155 if you have any questions.

Very truly yours,

/s/ Joshua A. Weinberg
Joshua A. Weinberg

Enclosures

cc:	Mary Beth Rhoden, Esq.

John V. O’Hanlon, Esq.